Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706

September 8, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Notice of Disclosure filed in the Annual Report on Form 10-K under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Cisco Systems, Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended July 30, 2022, which was filed with the Securities and Exchange Commission on September 8, 2022.

Sincerely,

Cisco Systems, Inc.

By: /s/ Evan Sloves

Name: Evan Sloves

Title: Secretary